Exhibit 99.1

June 06, 2018

Official Letter No. 226/2018/CVM/SEP/GEA-1

Itaú Unibanco Holding S.A.

Attn. Mr. Alexsandro Broedel

Investor Relations Officer

Ref.: Requesting clarifications about the news published.

Mr. Broedel,

1.             With respect to the news published on this date in the Reuters Brasil electronic media, News section, entitled “Itaú says it will appeal against the decision of CARF on assessment related to the merger that created the conglomerate”, which includes the following statements:

Itaú Unibanco said on Wednesday that it intends to appeal against the decision of the Administrative Board of Tax Resources (CARF) to maintain the collection by the Federal Revenue Service of Income Tax and Social Contribution on Net Income for the capital gain that would have occurred with the merger of Itaú and Unibanco in 2008.

The newspaper Valor Econômico published an article on Wednesday stating that Itaú lost a dispute amounting to 2.7 billion Brazilian reais to the Federal Government related to the transaction that formed the conglomerate ten years ago.

‘Itaú Unibanco respects, but intends to appeal against CARF’s decision and trusts that its right will be recognized in a final judgment,’ said Brazil’s largest private bank in a statement.

According to the financial institution, the case in question, which ended in a tie but was decided by a casting vote refers to yet another assessment related to the merger of Itaú and Unibanco, ‘and in all of them, the inspection of the Federal revenue Service was based on tax theories that require legal support because there is not a taxable event’.

Itaú also said that, in this case, the assessment disregarded a corporate transaction approved by the Central Bank of Brazil, by the Brazilian antitrust agency (CADE) and by the Brazilian Securities and Exchange Commission (CVM); it involved a company that did not even exist at the time of the facts; and it collected taxes on a capital gain from a transaction in which no shares were sold nor funds were made available.

The litigation is still classified as ‘remote’ in terms of provisions in the balance sheet.

2.             We request the company to express its opinions with respect to the truthfulness of the news and, if it is indeed true, to explain the reasons why it understood that it was not a material fact, as well as comment on other information on the topic that is believed to be important.

3.             We also remind you of the obligation provided for in the sole paragraph of Article 4 of CVM Instruction No. 358/02, to question the management members and controlling stockholders of the Company, as well as the other people that have access to materials acts or facts for the purpose of investigating if they were aware of information that should be disclosed to the market.

4.             This reply should be made through the Sistema Empresa.NET, category: Announcement to the Market, type: Clarifications on questionings by CVM/B3, subject: News Published in the Media, which should include a transcription of this Official Letter.

5.             We point out that, as determined by the Company Relations Superintendency, in the use of the legal powers conferred upon it and supported by item II of Article 9 of Law No. 6,385/76 and by CVM Instruction No. 452/07, the application of a punitive fine in the amount of one thousand Brazilian reais (R$ 1,000.00) will be determined without prejudice to other administrative sanctions for non-compliance with the request contained in this Official Letter, sent exclusively by email until June 7, 2018, notwithstanding the provision in the sole paragraph of Article 6 of CVM Instruction No. 358/02.

Sincerely,

Cláudio José Paulo

Acting manager

CVM - Brazilian Securities and Exchange Commission

Superintendency of Company Relations

São Paulo - SP, June 07, 2018.

To

Company Monitoring Manager- 1

Superintendency of Company Relations

CVM - Brazilian Securities and Exchange Commission

Dear Sirs,

Subject: Request for Clarifications – Official Letter No. 226/2018/CVM/SEP/GEA-1

Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”), in reply to the Official Letter of the Company Relations Superintendency of the Brazilian Securities and Exchange Commission related to the news published by Reuters Brasil entitled “Itaú says it will appeal against the decision of CARF on assessment related to the merger that created the conglomerate”, clarifies that it already discloses in its Reference Form information related to the administrative proceeding that is the subject matter of the news and confirms that it intends to appeal against the above mentioned administrative decision and it is certain that it may also discuss the matter at the judicial level. Itaú Unibanco reaffirms that it considers remote the risk of a loss in the above mentioned proceeding and that this understanding is supported by its lawyers.

The Company clarifies that the Federal Revenue Service understood that, in the scope of the association between the conglomerates Itaú and Unibanco, the delivery of the shares issued by Unibanco – União de Bancos Brasileiros S.A. to Banco Itaú S.A. (first phase of the association) is a taxable event, an interpretation that the Company believes is mistaken, based on legal and doctrinal precedents.

The Company understands that the decision awarded by CARF does not fall under the concept of a material fact provided for in Article 2 of CVM Instruction 358/02 because, in addition to the fact that the respective administrative proceeding (No. 16327.721300/2013-14) is described in its Reference Form in item 4.3 – “Legal, administrative or arbitration proceedings that are not confidential and that are relevant”, the above mentioned decision (i) is not final and it can be appealed against at both the administrative and judicial levels, and (ii) is not capable of influencing or affecting the decisions of investors to buy, sell or maintain the securities issued by the Company or affect its economic and financial condition.

Itaú Unibanco reinforces that, historically, it maintains consistency in its disclosures related to administrative and legal proceedings and, regardless of the procedural phase in which they are at, it will only disclose a material fact when the proceedings result in material consequences for the Company under the terms of CVM Instruction No. 358/02, thus ensuring transparency to its stockholders and the market.

Finally, the Company once again notes that the transactions carried out in 2008 were legitimate, approved by the management bodies of the companies involved and their respective stockholders and subsequently ratified by the proper authorities, in strict compliance with all the applicable regulatory requirements, and that it will continue to take all the measures necessary to defend its interests and the interests of its stockholders.

Sincerely,

ITAÚ UNIBANCO HOLDING S.A.

Alexsandro Broedel

Group Executive Finance Director and Investor Relations Officer